

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 7, 2016

Via E-mail
Mr. Andrew J. Gregoire
Chief Financial Officer
Sovran Self Storage, Inc.
6467 Main Street
Williamsville, NY 14221

Re: **Sovran Self Storage, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-13820

Dear Mr. Gregoire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 4. Investment in Storage Facilities, page 53

1.   We note that you include unaudited pro forma information related to the 33 properties acquired during fiscal year 2014. However it does not appear that similar information was provided for the 27 properties acquired in fiscal year 2015. Please tell us how you have complied with the requirements in paragraphs 2 and 3 of ASC 805-10-50.

Schedule III – Combined Real Estate and Accumulated Depreciation, page 78

2.   Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes of your real estate assets.

Mr. Andrew J. Gregoire
Sovran Self Storage, Inc.
July 7, 2016
Page 2

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

                        Sincerely,

                        /s/ Shannon Sobotka

                        Shannon Sobotka
                        Staff Accountant
                        Office of Real Estate and
                        Commodities